================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM 11-K
                            ------------------------


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



       /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the fiscal year ended December 31, 2000


       / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from ______ to ______

Commission file number 1-9853


                       EMC Corporation 401(k) Savings Plan
                            (Full title of the Plan)

                                 EMC Corporation
          (Name of issuer of the securities held pursuant to the Plan)

                35 Parkwood Drive, Hopkinton, Massachusetts 01748
                     (address of principal executive office)


================================================================================

                                 EMC CORPORATION


                                                                                                            PAGE NO

   Reports of Independent Accountants                                                                          2

   Financial Statements:

       Statement of Assets Available for Plan Benefits as of December 31, 2000 and 1999                        3

       Statement of Changes in Assets Available for Plan Benefits for the Years Ended                          4
       December 31, 2000 and 1999

       Notes to Financial Statements                                                                          5-8

   Supplemental Schedules*

       Assets Held for Investment Purposes as of December 31, 2000                                             9

   Signature                                                                                                  10

   Exhibit Index                                                                                              11

       Exhibit 23.1 Consent of Independent Accountants                                                        12



*Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because such schedules are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Plan Administrator of the EMC Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of assets available for benefits and the related statements of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the EMC Corporation 401(k) Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1, the Data General Corporation Savings and Investment Plan was merged into the Plan on January 1, 2000.


/s/ PricewaterhouseCoopers LLP

June 28, 2001

                                 EMC CORPORATION
                       EMC CORPORATION 401(K) SAVINGS PLAN
                 STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS
                        AS OF DECEMBER 31, 2000 AND 1999



                                                                                2000                  1999

ASSETS
Investments at fair value:
    Common collective trust:
      Fidelity Managed Income Portfolio Fund                                 $  50,561,019 *       $  11,671,606
                                                                        -------------------   -------------------

    Mutual funds:
      Fidelity Equity Income Fund                                               55,955,157 *          30,662,701 *
      Fidelity Equity Income II Fund                                            28,106,229            28,832,326 *
      Fidelity Independence Fund                                                56,339,953 *                   -
      Fidelity Magellan Fund                                                   157,472,593 *         102,602,595 *
      Fidelity Puritan Fund                                                     42,640,509 *          24,479,025 *
      Fidelity Retirement Growth Fund                                                    -            32,763,979 *
      Vanguard U.S. Growth Fund                                                 22,031,324            17,604,505 *
      Other mutual funds                                                       172,004,624            56,340,445
                                                                        -------------------   -------------------

           Total mutual funds                                                  534,550,389           293,285,576
                                                                        -------------------   -------------------

    EMC Corporation Stock Fund:
      EMC Corporation common stock                                              23,942,128            11,468,519
      Interest bearing cash                                                        206,447                70,671
                                                                        -------------------   -------------------

           Total EMC Corporation Stock Fund                                     24,148,575            11,539,190
                                                                        -------------------   -------------------

    Loans to participants                                                       12,438,538             5,864,808
                                                                        -------------------   -------------------

           Total investments                                                   621,698,521           322,361,180
                                                                        -------------------   -------------------

Receivables:
    Employer contributions                                                       7,746,205             4,219,316
    Participant contributions                                                    1,990,730                     -
    Investment income receivable                                                     2,085                   610
    Receivable for investments sold                                                      -               160,130
                                                                        -------------------   -------------------

           Total receivables                                                     9,739,020             4,380,056
                                                                        -------------------   -------------------

Assets available for benefits                                                $ 631,437,541         $ 326,741,236
                                                                        ===================   ===================


*Represents 5% or more of assets available for benefits.


   The accompanying notes are an integral part of these financial statements.

                                 EMC CORPORATION
                       EMC CORPORATION 401(K) SAVINGS PLAN
                         STATEMENT OF CHANGES IN ASSETS
                    AVAILABLE FOR PLAN BENEFITS FOR THE YEARS
                        ENDED DECEMBER 31, 2000 AND 1999


                                                                                    2000                  1999

Additions:
    Investment income:
      Net appreciation (depreciation) of investments:
        Mutual funds                                                           $ (73,396,752)        $  21,992,525
        EMC Corporation common stock                                               1,586,182             5,681,930
                                                                         --------------------  --------------------

             Total net appreciation (depreciation) of investments                (71,810,570)           27,674,455
                                                                         --------------------  --------------------

      Dividends and interest                                                      50,449,885            23,964,802
                                                                         --------------------  --------------------

                                                                                 (21,360,685)           51,639,257
                                                                         --------------------  --------------------

    Contributions:
      Employer contributions                                                      23,747,714            12,855,061
      Participant contributions                                                   75,226,508            38,464,491
      Participant rollovers from other qualified plans                            31,199,984            22,046,745
                                                                         --------------------  --------------------

                                                                                 130,174,206            73,366,297
                                                                         --------------------  --------------------

        Total additions                                                          108,813,521           125,005,554
                                                                         --------------------  --------------------

Deductions:
    Benefits paid to participants                                                 33,306,222             7,667,131
    Administrative fees                                                               11,239                     -
                                                                         --------------------  --------------------

        Total deductions                                                          33,317,461             7,667,131
                                                                         --------------------  --------------------

        Net increase prior to plan merger                                         75,496,060           117,338,423

    Merger of plan assets from Data General
      Corporation Savings and Investment Plan                                    229,200,245                     -
                                                                         --------------------  --------------------

        Net increase                                                             304,696,305           117,338,423

Assets available for benefits:
    Beginning of year                                                            326,741,236           209,402,813
                                                                         --------------------  --------------------

    End of year                                                                $ 631,437,541         $ 326,741,236
                                                                         ====================  ====================



   The accompanying notes are an integral part of these financial statements.

                                 EMC CORPORATION
                       EMC CORPORATION 401(K) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.       DESCRIPTION OF THE PLAN

         The following description of the EMC Corporation 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         GENERAL

         The Plan is a contributory defined contribution plan established January 1, 1983 for the purpose of providing an opportunity for retirement income and increased savings to the employees of EMC Corporation (the "Company") who meet the length of service requirements. Plan assets acquired under this Plan as a result of contributions, investment income, and other additions to the Plan will be administered for the exclusive benefit of the participants and their beneficiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         CONTRIBUTIONS

         During 2000, participants could elect to contribute an amount not to exceed, in the aggregate, between 1% and 17% (19% as of January 1, 2001) of their compensation on a pretax basis while participating in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. In any Plan year, the Company may contribute to participants' accounts a quarterly matching contribution equal to a percentage of the participant's compensation contributed to the Plan as determined by the Company's Board of directors up to a maximum quarterly matching contribution of $750.
         In addition, discretionary Company profit sharing contributions based on different discretionary goals established for separate business units within the Company may be made upon a vote of the Board of Directors. To be eligible for an allocation of Company quarterly matching contributions, a participant must be employed by the Company on the last day of the calendar quarter. To be eligible for an allocation of discretionary Company profit sharing contributions, a participant must have completed at least 1,000 hours of service during the Plan year and be employed by the Company on the last day of the Plan year. Contributions are subject to certain limitations under the Internal Revenue Code of 1986, as amended (the "Code"). During 2000, the Company did not make any discretionary profit sharing contributions.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution, the Company's discretionary matching contribution and an allocation of the profit sharing contributions and Plan earnings and debited with applicable expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         VESTING AND FORFEITURE

         Participants are immediately vested 100% in their voluntary contributions, rollover contributions, Company discretionary matching contributions plus the investment earnings arising from these contributions. Company discretionary profit sharing contributions are subject to a vesting schedule based on the number of years of continuous service as follows:

           YEARS OF SERVICE                           VESTED PERCENTAGE

           Less than 1 year                                    0%
           1 year but less than 2                             25%
           2 years but less than 3                            50%
           3 years but less than 4                            75%
           4 years or more                                   100%


         Participants' interest in their accounts shall become 100% vested and nonforfeitable without regard to their credited years of service if they are employed by the Company on or after age 65, incur a permanent and total disability or die while employed by the Company.

         If a participant who is not fully vested terminates employment with the Company, the participant shall be entitled to the vested portion of their account. The nonvested portion is forfeited and will be applied to the payment of Plan expenses.

         INVESTMENT OPTIONS

         Participants elect to invest the contributions to their accounts in five percent increments in the following options:


         FIDELITY FUNDS                                                AMERICAN FUNDS
         --------------                                                --------------

            Fidelity Managed Income Portfolio Fund                         Washington Mutual Fund
              (Stable Value Fund)                                          Europacific Growth Fund
            Fidelity Magellan Fund                                     T. ROWE PRICE FUNDS
                                                                       -------------------
            Fidelity Puritan Fund                                          Mid Cap Growth Fund
            Fidelity Equity Income Fund                                    Value Fund
            Fidelity Retirement Money Market Fund                      Brandywine Growth Fund
            Fidelity Equity Income II Fund                             Domini Social Equity Fund
            Fidelity Conservative Strategy Fund                        Janus Worldwide Fund
            Fidelity Moderate Strategy Fund                            PIMCO Total Return Adm Fund
            Fidelity Aggressive Strategy Fund                          Franklin Small Cap Growth Fund
            Fidelity Spartan U.S. Equity Index Fund                    Templeton Foreign A Fund
            Fidelity Independence Fund (formerly known as              Vanguard U.S. Growth Fund
            the Fidelity Retirement Growth                             EMC Corporation Stock Fund
              Fund)
            Fidelity Low Price Stock Fund
            Fidelity Freedom Income Fund
            Fidelity Freedom 2000 Fund
            Fidelity Freedom 2010 Fund
            Fidelity Freedom 2020 Fund
            Fidelity Freedom 2030 Fund
            Fidelity Spartan Extended Market Index
              Fund

          Participants may change their investment options as determined by the rules applicable to each investment.

         PAYMENT OF BENEFITS

         Benefits are payable upon normal retirement age (65), death, separation from service or proven hardship. Participants who were a Plan member as of December 31, 1988 may elect to receive the value of their vested interest in his or her account in the form of an installment or in a lump-sum distribution. Plan members after such date will receive their vested interest in his or her account in a lump-sum distribution. In any event, payment of benefits must commence when the participant reaches age 70 1/2 or, if later, following the year they terminate employment. However, a 5% owner of the CompanY will be required to begin receiving minimum distributions from their account by the April 1 following attainment of age 70 1/2 regardless of whether they have terminated employment at that time.

         PARTICIPANT NOTES RECEIVABLE

         Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the participant's vested account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Company, as Plan administrator. Interest rates ranged from 8.25% - 10.5% for 2000 and 8.75% - 10% for 1999. Principal and
         interest are paid ratably through payroll deductions.

         MERGER INTO PLAN

         On October 12, 1999, the Company acquired Data General Corporation. In connection with the acquisition, the Data General Corporation Savings and Investment Plan (the "Data General Plan") merged into the Plan on January 1, 2000 resulting in the transfer of assets of $223,571,109 and the transfer of participant loans of $5,629,136 into the Plan. Former participants of the Data General Plan, eligible to participate in the Plan, began to participate in the Plan on January 1, 2000.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared using the accrual method of accounting.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

         INVESTMENT VALUATION AND INCOME RECOGNITION

         Investments are valued at fair value. Investments in shares of mutual funds and the common collective trust are valued based on net asset value announced by the fund at year-end. The Company's common stock, par value $.01 per share ("Common Stock"), is valued at the quoted market price on the last business day of the Plan year. Loans to participants are valued at cost plus accrued interest, which approximates fair value.

         The Plan presents in the statements of changes in assets available for plan benefits net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and unrealized appreciation (depreciation) on investments. The cost of investments is determined on the average cost basis in calculating realized gains or losses.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         EXPENSES OF THE PLAN

         Administrative expenses, including legal and participant accounting, and other costs of administrating the Plan, and all expenses directly relating to the investments are charged to and paid by the Plan unless paid by the Company. The Company pays the majority of expenses except certain transaction fees.

         TERMINATION OF THE PLAN

         Although it has not expressed any intent to do so, the Company has the right to terminate the Plan. The Plan administrator, upon termination, shall cause the assets of the Plan to be allocated as described in the Plan agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

         PAYMENT OF BENEFITS

         Benefits are recorded when paid.


3.       TAX STATUS OF THE PLAN

         The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated November 18, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has since been amended and a new letter has not been requested. Management has asserted the Plan, as amended, and its operations have been and continue to be in accordance with all applicable provisions of the Code and ERISA. Therefore, no provisions for income taxes are required.


4.       RELATED PARTY TRANSACTIONS

         The Plan invests in Common Stock. During the years ended December 31, 2000 and 1999, the Plan purchased shares of Common Stock having values of $12,916,668 and $10,822,030, respectively, and sold shares of Common Stock having values of $1,778,738 and $389,052, respectively. The total value of shares held of Common Stock was $23,942,128 and $11,468,519 at December 31, 2000 and 1999, respectively.

         Certain Plan investments are shares of mutual funds managed by FMR Corp. FMR Corp. is a related party to the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management and recordkeeping services amounted to $11,239 for the year ended December 31, 2000. Loans to participants also qualify as party-in-interest transactions.


5. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND PRESENTATION OF ASSET INFORMATION IN FORM 5500

         As described in Note 1 of these financial statements, the Data General Plan was merged into the Plan as of January 1, 2000 and the December 31, 1999 financial statements of the Plan do not reflect the merger. The Form 5500 for the Plan shows the transfer of assets occurring on December 31, 1999. The two approaches reflect agreement that the assets and participants had moved to the respective recipient plan as of January 1, 2000. The only difference concerns whether the transfer in from the Data General Plan occurred as of January 1, 2000 or, instead, occurred the moment before that - i.e., as of the close of business on December 31, 1999.

                                 EMC CORPORATION
                       EMC CORPORATION 401(K) SAVINGS PLAN
                       ASSETS HELD FOR INVESTMENT PURPOSES
                              SUPPLEMENTAL SCHEDULE
                                DECEMBER 31, 2000

                                                                                                   CURRENT
       SHARES/UNITS     DESCRIPTION                                                                 VALUE

                       Common Collective Trust:
        50,561,019        Fidelity Managed Income Portfolio Fund*                                $50,561,019
                                                                                              ---------------

                       Mutual Funds:
                          Fidelity Investment Mutual Funds:
         1,319,971          Magellan Fund*                                                       157,472,593
         2,264,499          Puritan Fund*                                                         42,640,509
         1,047,261          Equity Income Fund*                                                   55,955,157
        13,767,634          Retirement Money Market Fund*                                         13,767,634
         1,177,964          Equity Income II Fund*                                                28,106,229
            67,732          Conservative Strategy Fund*                                              860,878
           206,309          Moderate Strategy Fund*                                                2,805,806
           418,974          Aggressive Strategy Fund*                                              6,326,508
         2,559,743          Independence Fund*                                                    56,339,953
           313,099          Low Price Stock Fund*                                                  7,238,857
            12,445          Freedom Income Fund*                                                     139,014
            42,740          Freedom 2000 Fund*                                                       504,761
           167,770          Freedom 2010 Fund*                                                     2,321,930
           309,839          Freedom 2020 Fund*                                                     4,511,259
           363,666          Freedom 2030 Fund*                                                     5,454,984
            45,559          Spartan Extended Market Index Fund*                                    1,217,328
           473,885          Spartan U.S. Equity Index Fund*                                       22,182,574
                          American Funds:
           155,092          Washington Mutual Fund                                                 4,502,312
           419,382          Europacific Growth Fund                                               13,147,627
                          T. Rowe Price Funds:
           205,998          Mid Cap Growth Fund                                                    8,196,646
           145,870          Value Fund                                                             2,793,415
           450,520        Brandywine Growth Fund                                                  13,240,783
           420,478        Janus Worldwide                                                         23,908,407
            25,571        Domini Social Equity                                                       890,203
           638,439        PIMCO Total Return Adm Fund                                              6,633,381
           732,596        Franklin Small Cap Growth Fund                                          28,812,988
           246,357        Templeton Foreign A Fund                                                 2,547,329
           796,793        Vanguard U.S. Growth Fund                                               22,031,324
                                                                                              ---------------

           360,032        Total mutual funds                                                     534,550,389
                                                                                              ---------------

                          EMC Corporation common stock*                                           23,942,128
                          Interest bearing cash                                                      206,447
                                                                                              ---------------
                                   Total EMC Corporation Stock Fund                               24,148,575
                                                                                              ---------------

                       Loans to participants*                                                     12,438,538
                                                                                              ---------------
                          Total                                                                 $621,698,521
                                                                                              ===============


--------------------------
*Party-in-interest.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                            EMC CORPORATION 401(K) SAVINGS PLAN

                            By:  EMC Corporation, Plan Administrator


Date:  June 28, 2001        By: /s/ William J. Teuber, Jr.
                               -------------------------------------------------
                               William J. Teuber, Jr.
                               Senior Vice President and Chief Financial Officer (PRINCIPAL FINANCIAL OFFICER AND CHIEF ACCOUNTING OFFICER)

                                  EXHBIT INDEX



Exhibit 23.1  Consent of Independent Accountants